

July 9, 2012

Via E-Mail
James J. Sullivan
Executive Vice President, General Counsel and Secretary
Quality Systems, Inc.
18111 Von Karman Avenue, Suite 700
Irvine, CA 92612

     Re: Quality Systems, Inc.
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed July 9, 2012
               File No. 001-12537

Dear Mr. Sullivan:

We have reviewed the revised filing listed above your accompanying response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Please allow sufficient time for staff review of additional proxy materials.

Revised Preliminary Proxy Statement on Schedule 14A filed on July 9, 2012

1.   Refer to the new disclosure appearing at the top of page 10 of your revised proxy statement. Your criticisms of Mr. Hussein's nominees reference their lack of deep industry knowledge and experience with the Company. However, we note that one of Mr. Hussein's nominees (Mr. Brennan) is a current director and another (Mr. Cline) served as President and Chief Strategy Office of the Company from 2009 until December 2011. With respect to Mr. Cline, explain why you do not believe he is well equipped to serve on the Board, given his prior position with the Company.

2.   In our call with you and your counsel on July 6th, we asked you to explain how different means of voting impact a shareholder's ability to cumulate votes. Form that call, we understand that a shareholder who attends the meeting and votes his or her shares in

person will have the ability to individually allocate votes (equally or unequally) between candidates. We understand from our call and the revised disclosure you have included on page 3 of the proxy statement that a shareholder who votes via proxy or by telephone or Internet may withhold votes from one or more candidates, but otherwise cannot impact how votes are cumulated among candidates. Therefore, we assume individually attending the meeting and cumulating votes is the only means by which a shareholder can allocate an unequal number of votes among particular candidates. Please make this clear in your revised proxy statement.

3.   Refer to comment 15 in our letter dated July 3, 2012 and your response. The revised disclosure on page 5 of the proxy statement added in response to our comment is confusing because the specific projections we cited in comment 15 do not appear there. Comment 15 asked you to provide support and describe the assumptions underlying the very specific projected figures cited in the comment and included in your prior proxy materials; providing generic support and discussion without the projections themselves is confusing. Please revise or advise.

We may have further comments upon receipt of your responsive filing; therefore, please allow adequate time after the filing for further staff review. You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

If you have any questions regarding these comments or your filings in general, please feel free to contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Julia K. Cowles, Esq. (via email)
          Davis Polk & Wardwell LLP